Exhibit 99.1

COLLPLANT COMPLETES ACQUISITION OF LIGHTSOLVER, ENTERING THE
PHOTONIC COMPUTING SECTOR

●	Technological Edge - LightSolver advances the development of the world’s first Laser Processing Unit (LPU) – an energy-efficient, pure photonic computing platform

●	Accelerated Growth Path - The transaction positions LightSolver to accelerate its path towards commercialization and expand engagements with strategic partners.

REHOVOT, Israel, September 3, 2026 – CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced the successful closing of its previously announced acquisition of LightSolver Ltd. (“LightSolver”), an Israeli deep-tech company pioneering a fundamentally new computing paradigm based on lasers.

With the closing of this transaction, CollPlant officially enters the high-performance computing (HPC) and photonics sectors. LightSolver’s Laser Processing Unit (LPU) is designed to accelerate some of the most computationally demanding workloads, while the transaction provides the resources to accelerate its commercialization, expand strategic partnerships, and advance LightSolver’s long-term technology roadmap.

Executive Commentary

“We are pleased to complete this transaction with LightSolver, marking CollPlant’s entry into the photonics computing sector,” said Yehiel Tal, Chairperson and Chief Executive Officer of CollPlant. “This exciting new field of activity will run alongside our continued and active operations in regenerative medicine.”

Dr. Ruti Ben Shlomi, Founder and Chief Executive Officer of LightSolver, commented, “Today marks an important milestone for our technology. We believe this next chapter will help us accelerate our technology roadmap and pursue commercial opportunities for our LPU platform globally. We remain focused on redefining the boundaries of computing speed and energy efficiency for our partners and the industry globally.”

Transaction Overview

As detailed in the definitive agreement announcement on August 31, 2026, the acquisition was completed utilizing an equity-centric consideration structure. At closing, CollPlant among others issued upfront ordinary shares, pre-funded warrants and an investment of $5 million in LightSolver. Additional milestone-based warrants will become exercisable upon LightSolver’s achievement of specified technological and commercial objectives.

Additional details about the transaction are available in the Company’s Report on Form 6-K, which was filed with the Securities and Exchange Commission on August 31, 2026.

About LightSolver

LightSolver is an Israeli deep-tech company pioneering a new generation of high-performance computing based on the physics of light. Founded in 2020 by Weizmann Institute physicists Dr. Ruti Ben Shlomi and Dr. Chene Tradonsky, LightSolver is the developer of the Laser Processing Unit™ (LPU™), a proprietary all-optical computing architecture that uses coupled lasers to perform computation.

The LPU™ is designed to accelerate computationally intensive workloads including scientific and engineering simulation, partial differential equations, large-scale linear systems and optimization, with applications across aerospace, defense, energy, advanced engineering, financial services and Physical AI.

LightSolver is advancing its technology toward commercial deployment in collaboration with leading global organizations.

For more information about LightSolver, visit lightsolver.com.

About CollPlant

CollPlant is a pioneering technology company operating at the forefront of both regenerative medicine and advanced high-performance computing. Following the strategic acquisition of LightSolver, CollPlant has expanded its footprint into the deep-tech sector, integrating a proprietary all-optical computing architecture known as the Laser Processing Unit™ (LPU™). This bold diversification positions the Company to address some of the world’s most computationally intensive workloads across aerospace, defense, and Physical AI, while continuing to drive its core biotech innovations.

In the healthcare sector, CollPlant is ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair, and medical aesthetics. The Company’s products are based on its recombinant human collagen produced with CollPlant’s proprietary plant-based genetic engineering technology, addressing indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

For more information about CollPlant, visit collplant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the acquisition of LightSolver by CollPlant; the anticipated benefits, strategic rationale and growth opportunities arising from the transaction; LightSolver becoming a subsidiary of CollPlant; the future development, commercialization and market adoption of LightSolver’s Laser Processing Unit™ (LPU™) technology; and the future prospects, business plans and growth strategies of CollPlant, LightSolver and the combined business. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: the ability of the parties to satisfy the conditions to closing the transaction and consummate the transaction on the anticipated timeline or at all; the risk that the anticipated benefits of the transaction are not realized, or are not realized within the expected timeframe; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact Information:

CollPlant

Eran Rotem, Deputy CEO & CFO

Email: Eran@collplant.com

LightSolver Ltd.

Dr. Ruti Ben Shlomi, Founder & CEO

Email: Ruti@lightsolver.com